Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT RESPONSIBILITY

To the Shareholders

The attached financial statements and other financial information have been prepared by the Company’s management which is responsible for their integrity and objectivity. To fulfill this responsibility, the Company maintains systems of internal control and policies and procedures to ensure that its reporting practices and accounting and administrative procedures are of high quality. These policies and procedures are designed to provide relevant, reliable and timely financial information. These statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on judgments of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the accompanying consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have examined the financial statements of the Company in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the financial statements. Their report as auditors is set out below.

These statements have also been reviewed by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have full access to the Audit Committee and meet with the committee both with and without the presence of management. The Board of Directors, through its Audit Committee, oversees management’s financial reporting responsibilities and is responsible for reviewing and approving the financial statements.

/s/ Donald Tremblay

Donald Tremblay
Senior Vice-President and Chief Financial Officer
 February 19, 2004

AUDITORS’ REPORT

To the Shareholders of Great Lakes Power Inc.

We have audited the consolidated balance sheets of Great Lakes Power Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Toronto, Canada
February 19, 2004

CONSOLIDATED BALANCE SHEET

December 31

millions	note	2003	2002
Assets
Cash and cash equivalents		$31	$10
Accounts receivable and other	3	422	186
Securities	4	544	590
Long-term investments	5	444	559
Power generating assets	6	2,139	2,155

		$3,580	$3,500

Liabilities
Accounts payable and other		$114	$158
Property specific borrowings	8	1,116	905
Corporate term debentures	9	487	593
Future income tax liability	10	152	120
Non-controlling interests	11	329	350
Shareholders’ equity	12	1,382	1,374

		$3,580	$3,500

Approved by the Board:

/s/ Sidney A. Lindsay	/s/ Edward C. Kress
Sidney A. Lindsay Director	Edward C. Kress Director

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31

millions, except per share amounts	note	2003	2002
Total revenues		$448	$340

Net operating income
Power generation		215	222
Transmission and distribution		26	25

		241	247
Investment and other		80	92

		321	339
Expenses
Interest expense		93	90
Depreciation		55	40
Non-controlling interests	11	22	18
Administrative costs		23	15
Non-cash taxes and other		31	9

		224	172

Net income		$97	$167

Diluted net income per common share	13	$0.77	$1.32

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Years ended December 31

millions	note	2003	2002
Retained earnings
Balance, beginning of year		$523	$448
Net income		97	167
Distributions to holders of common shares and equivalents	12	(80)	(80)
Adjustment for change in accounting policy	1	—	(8)
Share of Fund unit issue costs		—	(4)

Balance, end of year		$540	$523

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31

millions	2003	2002
Cash flow from operating activities
Net income	$97	$167
Add non-cash items
Depreciation	55	40
Tax and other	34	3

	$186	$210
Net change in non-cash working capital	(60)	27

	126	237

Financing activities and shareholder distributions
Borrowings	846	405
Debt repayments	(635)	(54)
Issuance of fund units	—	103
Distributions:
– Great Lakes Hydro Income Fund unitholders	(29)	(27)
– Common shares and equivalents	(80)	(80)

	102	347

Investing activities
Securities purchases	(108)	(10)
Securities sales	154	125
Long-term investments	115	(36)
Loans and other receivables	(205)	171
Power generating assets	(163)	(834)

	(207)	(584)

Cash and cash equivalents
Increase	21	—
Balance, beginning of year	10	10

Balance, end of year	$31	$10

Supplementary information
Interest paid	$95	$85
Taxes paid	$16	$16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

Business Operations

The Company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities in Canada, the United States and Brazil and a transmission and distribution system in northern Ontario. The Company also conducts investment activities, which include the receipt of interest and dividends on the Company’s financial assets as well as gains realized on investment transactions.

Principles of Consolidation

The consolidated financial statements include:

(i)	the accounts of all subsidiaries and other controlled entities of Great Lakes Power Inc. (the “Company”) including Great Lakes Power Limited, Great Lakes Hydro Income Fund (the “Income Fund”), Lake Superior Power, Valerie Falls Power, Hydro Pontiac Inc. (“Pontiac Power”) and Highvale Power Corporation; and

(ii)	the accounts of incorporated and unincorporated joint ventures and partnerships to the extent of the Company’s proportionate interest in their respective assets, liabilities, revenue and expenses, including the Company’s investment in Powell River Energy and Pingston Power.

The Company owns a 75% non-controlling residual interest in Louisiana HydroElectric Power, which is equity accounted.

Investments

Partly owned businesses, where the Company is able to exercise significant influence, are carried on the equity method. Interests in jointly controlled entities are proportionately consolidated. Other long-term investments are carried at the lower of cost and net realizable value.

The excess of acquisition costs over the underlying net book values of the Company’s investment is evaluated for impairment in conjunction with the evaluation of the carrying value of the investment. Management assesses the recoverability of its investment as a whole based on a review of the expected future operating income and cash flows of these investments on a discounted basis.

Revenue and Expense Recognition

Revenue from the sale of electricity, gas and steam is recorded based upon output delivered at rates as specified under contract terms or prevailing market rates.

Investment income is recorded on the accrual basis, less a provision for uncollectible interest, fees, commissions or other amounts.

The Company maintains hydrological insurance which partially compensates for the effect of variations in streamflow when measured against long-term averages. Until May 1, 2002, the Company was rate regulated and maintained provisions to adjust for the effect of similar hydrology variations.

Power purchases are recorded upon delivery, are recorded as a reduction of total revenue and are included as a component of net operating income.

Securities

Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the Company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the Company reviews the relevant securities to determine if it will recover its carrying value within a reasonable period of time and adjusts it, if necessary. The Company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.

Loans Receivable

Loans and notes receivable are carried at the lower of cost and estimated realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms.

Financing Costs

Expenses related to the issuance of debt are amortized over the term of the debt. Expenses related to the issuance of the Company’s shares are charged to retained earnings. Interest on funds used in construction and on development projects is capitalized.

Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the enacted, or substantively enacted, tax rates and laws that will be in effect when the differences are expected to reverse, taking into account the organization of the Company’s financial affairs and its impact on taxable income and tax losses.

Foreign Exchange

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate for the year.

Pension Benefits and Employee Future Benefits

The cost of retirement benefits for the defined benefit plan and post-employment benefits is recognized as the benefits are earned by employees. The Company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. Actuarial gains and losses are deferred and amortized over the expected average remaining service life of the employees covered under the plan. For the defined contribution plan, the Company expenses payments based on employee earnings.

Derivative Financial Instruments

The Company, principally through wholly owned Brascan Energy Marketing Inc., uses derivative financial instruments to manage commodity price risk and interest rate risk associated with the Company’s production, operating and risk management activities. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows. The periodic exchanges of payments on interest rate swaps designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on power generation commodity swaps designated as hedges are recorded on a settlement basis as an adjustment to power generation income. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. The fair value of the derivative that was deferred by the application of hedge accounting is recognized in income over the term of the original hedging relationship. Derivative financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognize in income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Changes in Accounting Policies

Effective January 1, 2003 the Company adopted the requirements of the CICA Accounting Guideline 14, “Disclosure of Guarantees” (AcG 14), which requires additional disclosure about a guarantor’s obligations under certain guarantees in the financial statements. AcG 14 defines a guarantee as a contract that contingently requires the guarantor to make payments to a guaranteed party based on (a) changes in the underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due.

Future Accounting Policy Changes

The following future accounting policy changes may have an impact on the Company, although the impact, if any, has not been determined at this time. In July 2003, the CICA issued handbook section 1100, “Generally Accepted Accounting Principles”. The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The Company will implement the new section prospectively beginning on January 1, 2004. Due to prospective nature of this change, there is no impact on the Company’s consolidated financial statements as of the implementation date.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). AcG 15 provides guidance for applying the principles in Section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (VIEs)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack any of voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG15 requires consolidation of VIE’S by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIE’S expected losses and/or expected residual returns. The Company is in the process of assessing the impact of the amended standard on the consolidated financial statements.

In November 2003, the Accounting Standards Board (AcSB) approved a revision to CICA Section 3860, “Financial Instruments: Disclosure and Presentation”, to require certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability.

Effective January 1, 2004, the Company will adopt Accounting Guideline 13, “Hedging Relationships” (AcG13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting.

In March 2003, the CICA issued Section 3110, “Asset Retirement Obligations”, effective for financial statements issued for fiscal years beginning on or after January 1, 2004. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. Section 3110 is not expected to have a material impact on the consolidated financial statements of the Company.

Comparative Figures

Certain of the prior year’s figures have been reclassified to conform with the 2003 presentation.

2. ACQUISITIONS

The Company acquired interests in one power generating asset in 2003 and four power generating assets in 2002. All acquisitions have been accounted for using the purchase method of accounting and the results of their operations have been included in these consolidated financial statements from the date of acquisition.

In November 2003, the Company completed the acquisition of leasehold interests in three hydroelectric generating stations in New England for cash consideration of US$ 28 million. This acquisition includes two generating stations on the Androscoggin River in New Hampshire and one on the Moose River in Maine, having a combined generating capacity of 16.5 MW.

The fair value assigned to the assets acquired was as follows:

US millions	2003
Power generating assets	$30
Working Capital	(2)

Net assets acquired	$28

Consideration paid — $US	$28

Consideration paid — $CAN	$37

In February 2002, the Company completed the acquisition of the hydroelectric generating system and related transmission facilities in northern Maine, USA for cash consideration of US$152 million and a promissory note of US$5 million payable to the seller. The system consists of six hydroelectric generating stations located on the Penobscot River with a combined generating capacity of approximately 126 MW and eleven water storage dams.

The fair value assigned to the assets acquired was as follows:

US millions	2002
Power generating assets	$158
Working capital	(1)

Net assets acquired	$157

Consideration paid — $US	$157

Consideration paid — $CAN	$250

In May 2002, the Company completed the acquisition of a hydroelectric generating system located in New Hampshire for cash consideration of US$33 million. The system consists of six hydroelectric stations located on the Androscoggin River in New Hampshire, with a combined generating capacity of approximately 31 MW.

The fair value assigned to the power generating assets acquired was equal to the cash consideration paid.

In May 2002, the Company completed the acquisition of a hydroelectric generating system located in northern Ontario for cash consideration of $346 million. The system consists of four hydroelectric stations located on the Mississagi River with a combined generating capacity of approximately 488 MW and four water storage dams.

The fair value assigned to the assets acquired was as follows:

millions	2002
Power generating assets	$345
Working capital	1

Net assets acquired	$346

Consideration paid	$346

In November 2002, the Company acquired the 50% interest which it did not own in the Lake Superior Power cogeneration station in northern Ontario for cash consideration of $30 million.

The net assets acquired as a result of the acquisition and the consideration given are as follows:

millions	2002
Assets acquired
Current assets	$6
Power generating assets	61
Liabilities assumed
Long term debt	(37)

Net assets acquired	$30

Consideration paid	$30

3. ACCOUNTS RECEIVABLE AND OTHER

The composition of accounts receivable and other is as follows:

millions	2003	2002
Demand deposits with affiliates	$161	$(14)
Coal royalty receivables	70	70
Trade receivables	132	85
Prepaid interest and other	59	45

	$422	$186

The fair values of the Company’s accounts receivable and other approximate their carrying values at December 31, 2003 and 2002 based on expected future cash flows from these assets, discounted at market rates for assets with similar terms and investment risks.

4. SECURITIES

The fair value of the Company’s securities at December 31, 2003 was $552 million (2002 – $583 million). In determining fair values, quoted market prices are used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

The securities consist of 46% floating rate securities and 54% fixed rate securities with an average yield at December 31, 2003 of 4.5%.

Financial and investment transactions with affiliated companies are at conditions similar to non-arms length transactions. Affiliated companies include Brascan and its subsidiaries and equity accounted investees. At December 31, 2003, the carrying value of securities with affiliated companies amounted to $536 million (2002 – $536 million). In 2003, income from securities and loans with affiliated companies amounted to $36 million (2002 – $39 million).

5. LONG-TERM INVESTMENTS

Long-term investments include the Company’s direct and indirect interests in Brascan Financial Corporation, Noranda Inc., Brascan Corporation and First Toronto Investments Limited.

The book values of the Company’s long-term investments and the underlying securities at December 31, 2003 and 2002 are shown below:

millions	2003	2002
Brascan Financial Corporation	$195	$195
Noranda Inc.	146	146
Other investments	103	218

	$444	$559

During 2003, the Company sold $134 million of investments and acquired $19 million of investments from Brascan Corporation for proceeds equal to carried value.

6. POWER GENERATING ASSETS

The composition of the Company’s power generating assets at December 31, 2003 and 2002, by geographic area and asset type, is shown below:

millions	2003	2002
By geographic area:
Ontario	$920	$937
Quebec	426	429
Northeast United States	296	304
Other Operations	497	485

	$2,139	$2,155

By asset type:
Generation	$1,964	$1,846
Transmission	167	157
Distribution	77	69
Other	23	82

	2,231	2,154
Accumulated depreciation and amortization	(388)	(331)

	1,843	1,823
Investment in Louisiana HydroElectric	296	332

	$2,139	$2,155

Depreciation is based on the service lives of the assets which are generally 60 years for hydroelectric generation, 20 years for cogeneration and 40 years for transmission, distribution and other.

The Company’s 75% residual interest in Louisiana HydroElectric Power’s hydroelectric generating station and sediment control works is shown on an equity accounted basis. The Company’s share of equity accounted earnings was $18 million in 2003.

The financial accounts of Louisiana HydroElectric Power for 2003 and 2002 are as follows:

millions	2003	2002
Assets	$1,357	$1,604
Property specific borrowings	1,056	1,273
Other liabilities	129	155
Operating revenues	193	209
Operating expenses	50	55
Net income	26	24

In the course of its operations, the Company has entered into agreements for the use of water, land and/or dams. Payment under those agreements depends on the amount of power generated. The various renewable agreements extend through the year 2008 for Great Lakes Power, 2044 for Valerie Falls Power, 2019 and 2020 for Pontiac Power, 2019 for Lièvre River Power, 2046 to 2066 for Mississagi Power, 2012 for Brassua Power, 2023 for Errol Power, 2032 for Pontook Power and 2031 for Louisiana HydroElectric Power. Substantially all of the water rights for Powell River Energy are perpetual.

7. JOINT VENTURES

The following amounts represent the Company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the Company’s accounts. These amounts include Powell River Energy and Pingston Power (2002- Powell River Energy only)

millions	2003	2002
Assets	$93	$59
Liabilities	54	56
Operating revenues	5	9
Operating expenses	1	8
Net income	3	1
Cash flows from operating activities	4	2
Cash flows from investing activities	(1)	(1)
Cash flows from financing activities	—	(1)

8. PROPERTY SPECIFIC BORROWINGS

millions	2003	2002
Great Lakes Power Limited
First Mortgage Bonds
Series 1	$384	—
Subordinated	115	—
Series 4 (US $105)	—	$166
Series 5	—	150

	499	316

Great Lakes Power Trust
Secured credit facility	21	8
First Mortgage Bonds
Series 1	50	50
Series 2	25	25
Series 3	25	25

	121	108

Other Power Operations
Property specific borrowings
Pontiac Power	61	62
Valerie Falls Power	32	32
Powell River Energy	38	38
Lake Superior Power	13	19
Mississagi Power	175	151
Great Lakes Hydro America (US $136)	177	179

	$496	$481

	$1,116	$905

The fair value of the Company’s property specific borrowings is $1,111 (2002-$1,167) based on current market prices for debt with similar terms and risks.

The $384 million First Mortgage Bonds Series 1 and the $115 subordinated First Mortgage Bonds bear interest at the rate of 6.60% and 7.80% respectively, are due on June 16, 2023 and are secured by a charge on all present and future real property of the electricity power generating assets of Great Lakes Power. These bonds replaced the $316 million First Mortgage Bonds Series 4 and 5 bearing interest at respective rates of 6.57% and 4.58%, which matured June 16, 2003.

The Great Lakes Power Trust First Mortgage Bonds Series 1, 2 and 3 bear interest at 7.33%, 7.55% and 7.78%, respectively; and are due April 24, 2005, April 24, 2010 and April 24, 2015, respectively. These Mortgage Bonds are secured by charges on all present and future real and personal property of Great Lakes Power Trust, including the Lièvre River Power system. Great Lakes Power Trust is a wholly owned subsidiary of the Great Lakes Hydro Income Fund.

The $61 million Pontiac Power mortgage loans bear interest at a blended rate of 10.52%, amortized monthly to a maturity of December 1, 2020 and are secured by charges on the respective Pontiac Power generating assets.

The $32 million Valerie Falls First Mortgage Bond bears interest at 6.84%, with interest only payments semi-annually for the first 20 years and blended principal and interest payments for the remaining 20 years to a maturity of December 20, 2042.

The Company’s proportionate share of the $75 million Powell River Energy first mortgage bond bears interest at 6.4%, is due July 24, 2009 and is secured by a charge on the respective Powell River Energy Inc operating assets. Great Lakes Power Trust owns 50% of Powell River Energy Inc.

The $13 million Lake Superior Power mortgage loan bears interest at 9.41%, amortizes annually to December 29, 2006 and is secured by a charge on the Company’s Lake Superior Power cogeneration assets.

The $175 million Mississagi Power First Mortgage Bonds bear interest at 6.92% and mature on November 27, 2020. The Bonds are secured by a charge on all present and future real and personal property of Mississagi Power Trust, a subsidiary of Great Lakes Power Trust.

The US$136 million Great Lakes Hydro America (“GLHA”) mortgage loan bears interest at US prime plus 150 basis points and matures on January 29, 2005. The loan is secured by a charge on all present and future real and personal property of GLHA and its subsidiaries. GLHA is a wholly owned subsidiary of Great Lakes Power Trust.

The Company has established a US$100 million loan facility with Brascan, its principal shareholder, which can be drawn down at any time, bearing interest at the prime rate and secured by the Company’s residual interest in Louisiana HydroElectric Power. At either party’s option, the facility may be drawn down and converted into a fixed-rate financing at 9.75% repayable in 2015.

Principal repayments on the Company’s outstanding property specific borrowings due over the next five years and thereafter are as follows:

millions	Annual Repayments
2004	$8
2005	234
2006	4
2007	2
2008	2
Thereafter	866

$1,116

9. TERM DEBENTURES

millions	2003	2002
Corporate debentures
Series 1 (US$175)	$227	$277
Series 3 (US$200)	260	316

	$487	$593

The Series 1 debentures bear interest at the rate of 9.0% and are due in August 2004. The Series 3 debentures bear interest at 8.3% and are due March 2005. The fair value of the Company’s term debentures is $487 million (2002 – $593 million) based on current market prices for debt with similar terms and risks.

10. FUTURE INCOME TAX LIABILITY

The Company’s future income tax liability of $152 million (2002 – $120 million) is comprised principally of temporary differences relating to property, plant and equipment. This amount is net of a future tax asset of $8 million (2002 – $12 million) relating to unused non-capital losses. The difference between taxes calculated at the statutory rate and those recorded and reconciled is as follows:

millions	2003	2002
Net income	$97	$167
Combined income tax rates	36%	38%
Statutory income tax rates applied to accounting income	35	63
Non-deductible expenses	12	2
Non-taxable dividends	(29)	(45)
Recognition of the benefit of tax losses	—	(16)
Change in tax rates	13	—

Provision for income taxes	$31	$4

11. NON-CONTROLLING INTERESTS

Non-controlling interests include preferred shares, limited partnership interests and trust units owned by minority shareholders in the Company’s consolidated subsidiaries, as follows:

millions	2003	2002
Preferred shares issued by consolidated subsidiaries	$90	$90
Limited partnership interests of consolidated subsidiaries	—	4
Trust units issued by consolidated subsidiaries	239	256

	$329	$350

12. SHAREHOLDERS’ EQUITY

The Company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

millions	2003	2002
101,383,135 (2002 – 101,383,135)
Common shares	$603	$603
Retained earnings	540	523
Cumulative translation adjustment	(9)	—

	1,134	1,126
Subordinated convertible debentures	248	248

	$1,382	$1,374

The subordinated convertible debentures mature September 30, 2013, bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%, and are convertible at $10.00 per common share into 24.8 million common shares. Principal and interest are payable at the Company’s option with common shares.

The Company is authorized to issue an unlimited amount of preferred shares, none of which are currently outstanding.

The following table summarizes the Company’s distributions to common shareholders and equivalents:

millions	2003	2002
Common share dividends	$65	$65
Convertible debt interest	15	15

	$80	$80

13. OTHER INFORMATION

millions, except per share amounts	2003	2002
Average diluted common shares outstanding	126.2	126.2
Basic earnings per share	$0.81	$1.50

The Company’s two largest customers accounted for 21% and 9%, respectively, of total revenues in 2003 (2002 – 8% and 7%, respectively).

During 2003, no hydrological provisions (2002 – nil) were applied against power purchase costs and no (2002 – $3 million) recovery of hydrological provisions was included in revenue from power operations.

14. COMMITMENTS AND CONTINGENCIES

The Company has entered into a power agency and guarantee agreement with the Great Lakes Power Trust (the “Trust”), in which the Company has a 50% indirect interest, for a term of 20 years. This agreement requires the Company to fund any deficiency amount between a guaranteed price for energy and the actual energy revenues earned by the Trust. The Company is entitled to receive any revenues in excess of the guaranteed amount.

In addition, the Company agreed to provide to the Income Fund hydrology credit facilities in the amount of $25 million for a period of 15 years, of which not more than $8 million is permitted to be advanced during any given year. Of this amount, Lièvre River Power has $15 million available until 2014 and Mississagi Power has $10 million available until 2019. These facilities bear interest at market rates.

The Company has entered into a 24 month agreement which commenced in May 2003 with an affiliate to supply the power requirement of one of its facilities in the US and to share, to a limited extent, in the profit and loss on the arrangement. During 2003, the Company sold power for $95 million under this arrangement and no amounts were due under the profit and loss sharing component.

15. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are utilized by the Company in the management of interest rate and commodity exposures primarily related to the generation of electricity. It is the Company’s policy to restrict the use of derivative financial instruments for trading or speculative purposes to within predetermined limits.

The Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking forward electricity sale derivatives to specific periods in which the Company anticipates generating electricity for sale. It is the Company’s policy to formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items.

The Company defers unrealized gains and losses on energy commodity contracts designated as hedges and records them as an adjustment to power revenues when the underlying hedged transaction is recorded. Commodity contracts not designated as hedges are recorded in accounts receivable or accounts payable at fair value with changes in fair value recorded in power revenue.

As at December 31, 2003, contracts designated as hedges had a net replacement cost determined based on quoted market rates of $7 million (2002-$33 million), consisting of contracts with a positive mark-to-market of $30 million (2002 – $38 million) and contracts with a negative mark-to-market of $37 million (2002 – $71 million) The Company manages credit risks by entering into contracts with highly rated counterparties.

The Company enters into interest rate swaps on its long term debt. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.

The Company designates its interest hedge agreements as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under the interest rate swaps. The total notional amount of principal underlying interest rate swap contracts in 2003 was $772 million (2002 - $466 million). These contracts have maturities varying from one to twenty years, and have a replacement value in excess of that recorded in the company’s accounts of $6 million (2002 - $8 million) and replacement cost of $16 million (2002-nil) in excess of that recorded in the company’s accounts.

In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instruments, any realized or unrealized gain or loss on such derivative instruments is recognized in income. In the event a derivative instrument in a designated hedge relationship is sold, extinguished or matures prior to the termination of the related hedged item, any realized or unrealized gain or loss is recognized in income on the same basis as the underlying hedged item.

16. EMPLOYEE BENEFIT PLAN

The Company offers a number of pension plans to its employees. The Company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. As of December 31, 2003, the assets of the plans totalled $45 million (2002 – $40 million), accrued benefit obligation amounted to $60 million (2002 – $43 million) and the net accrued benefit liability was $1.8 million (2002 – $3 million). The benefit plan expense for 2003 was $2.4 million (2002 – $0.3 million). The investment rate of return was 7% (2002 - 7%). The discount rate used was 6% (2002-6.75%) with a rate of compensation increase of 3.5% (2002 - 3.8%).

17. GEOGRAPHIC SEGMENTED INFORMATION

The Company operates in Canada, the United States and Brazil. Power revenues by country are as follows:

millions	2003	2002
Canada	$293	$288
United States	153	52
Brazil	2	—

	$448	$340

Net income by country is as follows:

millions	2003	2002
Canada	$160	$181
United States	42	35
Other unallocated income (expenses)	(105)	(49)

	$97	$167

Power generating assets by country are as follows:

millions	2003	2002
Canada	$1,511	$1,481
United States	593	636
Brazil	35	38

	$2,139	$2,155

Depreciation expense from power generating assets by country is as follows:

millions	2003	2002
Canada	$48	$34
United States	7	6

	$55	$40

18. GUARANTEES

In the normal course of operations, the Company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services. The Company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount that the Company could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the Company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.